SECURITIE 04004544 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

OFFICIAL USE ONLY — FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 SOUTH AUSTRALIAN AVENUE SUITE 600
(No. and Street)

WEST PALM BEACH, (City) FLORIDA (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID S. MAURONER 561-655-5885 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name – *if individual, state last, first, middle name*)

1601 FORUM PLACE, SUITE 904, WEST PALM BEACH, FLORIDA 33401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

PROCESSING FEB 27 2004 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/9/04

3.18.04

OATH OR AFFIRMATION

I, DAVID S. MAURONER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CUSTOMER PAYABLES INCLUDES $35,243,037 GENERAL PARTNERS' CREDIT BALANCES

Teri Stout
My Commission DD259046
Expires October 16, 2007

[signature]
Signature

C.F.O.
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVM, L.P.

(an Illinois limited partnership)

Statement of Financial Condition

December 31, 2003

AVM, L.P.
(an Illinois limited partnership)

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

1601 Forum Place
Centurion Plaza, Suite 904
West Palm Beach, Florida 33401
Telephone: (561) 688-1600
Fax: (561) 688-1848

Independent Auditors' Report

To the Partners
AVM, L.P.
West Palm Beach, Florida

We have audited the accompanying statement of financial condition of AVM, L.P., an Illinois limited partnership, as of December 31, 2003. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AVM, L.P. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 13, 2004

Certified Public Accountants

AVM, L.P.
(an Illinois limited partnership)

Statement of Financial Condition

December 31, 2003

Assets	
Cash	$ 23,600,918
Cash, segregated in special reserve account for the exclusive benefit of customers	36,536,261
Due from brokers and clearing organizations	3,797,006
Securities owned, at fair value	521,561
Furniture and equipment, net of accumulated depreciation of $824,479	302,380
Receivables from affiliates and other	1,387,766
Total assets	$ 66,145,892
Liabilities and Partners' Capital	
Liabilities:	
Securities sold under agreements to repurchase	$ 1,846,598
Due to brokers and clearing organizations	2,993,237
Customer payables	35,243,037
Accrued expenses	2,907,795
Anticipated partners' withdrawals	1,370,318
Total liabilities	44,360,985
Commitments and contingencies	
Subordinated borrowings	4,139,132
Partners' capital	17,645,775
Total liabilities and partners' capital	$ 66,145,892

See accompanying notes to financial statement.

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P., (the "Partnership") is a broker/dealer trading primarily in U.S. government and other fixed income securities. The Partnership is registered with the Commodity Futures Trading Commission as an Introducing Broker ("IB") and conducts its futures interest business with other brokers/dealers on a fully disclosed basis. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission, and is a member of the National Association of Securities Dealers, Inc.

Securities

Securities are recorded at fair value on a trade date basis. Quoted market prices are used as the fair values of securities owned. If quoted market prices are not available, fair values are estimated by Management on the basis of dealer quotes, pricing models, or quoted prices for financial instruments with similar characteristics.

Repurchase and Reverse Repurchase Agreements

Repurchase and reverse repurchase agreements (i.e. securities sold under agreements to repurchase and securities purchased under agreements to resell, respectively) are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost and depreciated over estimated useful lives of five years using an accelerated method.

1. Summary of Significant Accounting Policies (Concluded)

Income Taxes

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the individual partners.

Capital Withdrawals

Capital withdrawals anticipated within the month following the date of the financial statements are recorded as a liability of the Partnership.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Segregated Cash

Cash segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission represents funds deposited by customers as a result of trades or contracts.

3. Securities Owned

Securities owned consist of trading and investing securities at fair values, as follows:

December 31, 2003		
U.S. government agency debt	$	283,069
Options		238,492
	$	521,561

4. Partnership Agreement

At December 31, 2003, the Partnership consists of a general partner, AVM Associates LLC ("Associates"), a Florida limited liability company, and Class A limited partnership interests.

Associates receives a preferred return in appreciation of net assets of the Partnership as a fee for management of the Partnership's affairs. The balance of appreciation in net assets is allocated among the partners in accordance with the provisions of the Partnership agreement.

The term of the Partnership is through December 31, 2025.

5. Trading Activities

The Partnership enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, over the counter options, mortgage-backed to-be-announced securities ("TBA securities"), securities purchased and sold on a when-issued basis ("when-issued securities") and swaps. These off-balance sheet financial instruments are held for trading purposes and are subject to varying degrees of market and credit risk.

At December 31, 2003, the contractual or notional amounts related to these financial instruments were as follows (in thousands):

TBA and when-issued securities

Commitments to purchase	$ 1,430,212
Commitments to sell	1,430,212

Options

Purchased	$ 445,000
Sold	45,000

6. Repurchase and Reverse Repurchase Agreements

The approximate fair values of U.S. government securities assigned as collateral for repurchase agreements at December 31, 2003 is as follows (in thousands):

Repurchase agreements	$	1,848

The interest rates at which such agreements were executed ranged from approximately 1.05 percent to 1.10 percent. Cash is posted or received as needed to properly collateralize repurchase and reverse repurchase agreements. At December 31, 2003, no such cash has been posted or received.

7. Related Party Transactions

The Partnership enters into transactions (including the purchase and sale of securities, fees for services, and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership. Certain cash is deposited with an affiliated financial institution (see Note 8). The approximate amounts relating to other affiliated transactions are as follows (in thousands):

December 31, 2003		
Other assets	$	978
Due to brokers and clearing organizations		2,810
Customer payables		35,243

The Partnership is a party to two swap agreements expiring September 21, 2033. Under one agreement, the Partnership receives a floating payment on a constant U.S. dollar notional and pays a fixed amount on a constant Yen notional. The Partnership has entered into an offsetting swap with a member of Associates under which it receives an equal fixed payment and pays an equal floating payment. The Partnership has received $2,810,000 representing initial swap margin from the member of Associates. This amount is included in due to brokers and clearing organizations. The Partnership has posted an identical amount with a broker/dealer. The amount is included in due from brokers and clearing organizations.

8. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amount of the transactions. In the normal course of business, the Partnership deposits with lending institutions, securities it owns and securities owned by others which it holds, as collateral for its borrowings. Additionally, the Partnership loans, to brokers and dealers, securities and receives cash or other collateral. If a lending institution or broker or dealer does not return the securities, the Partnership may be obligated to purchase the securities in order to return them. In such circumstances, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance exceeds the amount of the loan from the institution or the collateral from the broker or dealer.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

At December 31, 2003, cash totaling $36,536,261 is deposited with a financial institution that is affiliated by common control. The amount on deposit exceeded the federally insured limit. Such balance was reduced to $1,290,702 on January 2, 2004. Additionally, at December 31, 2003 the Partnership has $23,389,188 deposited with a major international bank.

9. Liabilities Subordinated to the Claims of General Creditors

At December 31, 2003, the Partnership has subordinated loan agreements with two of its employees. The agreements are due November 30, 2004 and bear interest at a rate of 1.5% per annum. The aggregate subordinated loan balance outstanding at December 31, 2003 is $4,139,132.

9. Liabilities Subordinated to the Claims of General Creditors (Concluded)

The subordinated loans are covered by an agreement approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such liabilities are required for the Partnership's continued compliance with minimum net capital requirements, they may not be repaid.

10. Commitments and Contingencies

The Partnership has an arrangement with its clearing bank which, among other things, provides a line of credit collateralized by securities, and bears interest at floating rates. At December 31, 2003, the Partnership has no borrowings under this arrangement.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $40,000 or 25 percent of eligible employee compensation.

11. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2003, the Partnership's net capital and net capital requirement are $11,804,559 and $250,000, respectively.

12. Tax Examination

The Partnership's tax returns for the years 1997 through 2001 are being examined by the Internal Revenue Service ("IRS"). The IRS has indicated that it is likely to propose material adjustments with respect to these years. However, the matter is still under discussion and no formal proposal (a "sixty-day letter") has been issued. Accordingly, at the present time, it is not possible to predict with any certainty what adjustments, if any, will be proposed, the extent to which the Partnership will contest proposed adjustments, or the likely outcome of any such contests. It should also be noted that any final adjustments will constitute liabilities of the partners of the Partnership, not liabilities of the Partnership itself. Such adjustments could indirectly have a material impact on the Partnership.

13. Subsequent Event

In January 2004, the Partnership entered into a subordinated loan agreement with one of its employees in the amount of $1,766,344. The loan bears interest at a rate of 1.5% per annum and is due on February 28, 2005. The subordinated loan is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this liability is required for the Partnership's continued compliance with minimum net capital requirements, it may not be repaid.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners
AVM, L.P.
West Palm Beach, Florida

In planning and performing our audit of the financial statements of AVM, L.P. (the "Partnership") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Partnership does not carry customer commodity accounts.

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of these practices and procedures listed in the preceding paragraph.

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 (Continued)

Because of inherent limitations in internal control on the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and are considered adequate by the CFTC for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the use of management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

West Palm Beach, Florida
February 13, 2004